

June 22, 2015

Via E-mail
Anne D. McCallion
Chief Financial Officer
PennyMac Mortgage Investment Trust
6101 Condor Drive
Moorpark, CA 93021

> **Re:** **PennyMac Mortgage Investment Trust**
> **Form 10-K for the fiscal year ended December 31, 2014**
> **Filed March 2, 2015**
> **File No. 1-34416**

Dear Ms. McCallion:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. Please tell us how you complied with Rule 5-04 of Regulation S-X, or tell us how you determined it was not necessary to provide a Schedule IV.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 84

2. You indicated in a response to the SEC Staff dated July 31, 2014 that in future annual reports, you would provide the average quarterly balance for your asset repurchase agreements for each of the past three years, the period-end balance for each of those quarters, and the maximum balance outstanding during each quarter and explain the cause and business reasons for material variances of such repurchase agreements. We are unable to locate such disclosure; please advise.

Anne D. McCallion
PennyMac Mortgage Investment Trust
June 22, 2015
Page 2

Contractual Obligations, page 86

3.   It does not appear that you include interest expense related to certain debt agreements. In future periodic filings, please confirm that you will disclose the amount of interest related to your debt in future filings, or tell us why such information is not meaningful. Refer to footnote 46 of SEC Interpretive Release 33-8350 dated December 19, 2003.

Consolidated Financial Statements

Note 8—Fair Value, page F-27

Financial Statement Items Measured at Fair Value on a Recurring Basis

4.   We note that the mortgage loans at fair value consisting of fixed-rate jumbo loans held in a VIE are categorized as level 2 in the fair value hierarchy. Please tell us the differences in the valuation characteristics of these mortgages to those that underlie the remaining amount of mortgage loans at fair value categorized as level 3.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3295 with any questions.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Staff Accountant